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                     October 26, 2020

       Matt Gallagher
       President and Chief Executive Officer
       Parsley Energy, Inc.
       303 Colorado Street, Suite 3000
       Austin, Texas 78701

                                                        Re: Parsley Energy,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 21,
2020

       Dear Mr. Gallagher:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation